Exhibit 1.1

Notification of Interests of Directors and Connected Persons

1	Name of company: Wolseley plc
2	Name of director: Fenton N. Hord
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest:
The director named above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified): Fenton N. Hord
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): Relates to the director named above
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary: Disposal
7	Number of shares/amount of stock acquired: N/a
8	Percentage of issued class: N/a
9	Number of shares/amount of stock disposed: 30,000
10	Percentage of issued class: 0.005%
11	Class of security: Ordinary shares of 25 pence each
12	Price per share: 493p
13	Date of transaction: 4 October 2002
14	Date Company informed: 4 October 2002
15	Total holding following this notification: 52,200
16	Total percentage holding of issued class following this notification: 0.009%
If a director has been granted options by the company, please complete the following fields:
17	Date of grant:
18	Period during which or date on which exercisable:
19	Total amount paid (if any) for grant of the option:
20	Description of shares or debentures involved: class, number:
21	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
22	Total number of shares or debentures over which options held following this notification:
23	Contact name for queries: M J White, Company Secretary
24	Contact telephone number: 0118 929 8700
25	Name of company official responsible for making notification: M J White
Additional Information:

 Ends.